UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 31, 2009

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☐                               Form 40-F       ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     YES    ☐                                       NO      ☒

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date February 23, 2009	/s/ J.C. STEFAN SPICER
(Signature)*

*Print the name and title under the signature of the signing officer	J.C. Stefan Spicer, President & CEO

EXHIBIT INDEX

CENTRAL FUND OF CANADA LIMITED

Exhibit to Form 6-K for Press Release of Financial Statements February 24, 2009

Exhibit A:	Press Release of 1st Quarter Financial Statements as of January 31, 2009.

Exhibit A

February 23, 2009

Central Fund of Canada Limited (symbols: NYSE Alternext U.S. - CEF, TORONTO-CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the three-months ended January 31, 2009.

CENTRAL FUND OF CANADA LIMITED
Statement of Net Assets
(expressed in U.S. dollars, unaudited)

	January 31	October 31
	2009	2008
Net assets:
Gold bullion, at market, average cost $526,252,976 (2008: $526,252,976)	$892,526,795	709,313,709
Silver bullion, at market, average cost $475,723,982 (2008: $475,723,982)	607,080,577	450,336,352
Cash	851,738	1,470,435
Short-term deposits	43,396,640	45,498,877
Prepaid insurance, interest receivable and other	171,217	262,962
	1,544,026,967	1,206,882,335
Accrued liabilities	(1,196,004)	(1,358,756)
Dividends payable	-	(1,524,677)
Net assets representing shareholders’ equity	$1,542,830,963	1,203,998,902
Represented by:
Capital stock Class A shares issued: 152,467,713 (2008: 152,467,713)	$1,041,758,353	1,041,656,871
Common shares issued: 40,000 (2008: 40,000)	19,458	19,458
	1,041,777,811	1,041,676,329
Contributed surplus	3,572,357	4,693,182
Retained earnings inclusive of unrealized appreciation of holdings	497,480,795	157,629,391
	$1,542,830,963	1,203,998,902

Net asset value per share:
Class A shares	$10.12	7.90
Common shares	$7.12	4.90
Exchange rate: U.S. $1.00 = Cdn.	$1.2364	1.2165

Net asset value per share expressed in Canadian dollars:
Class A shares	$12.51	9.61
Common shares	$8.80	5.96

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian generally accepted accounting principles included in its 2008 Annual Report and the accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company.  Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets increased by $338.8 million during the three months ended January 31, 2009 as a result of increases in gold and silver prices.
.

CENTRAL FUND OF CANADA LIMITED
Statement of Income
(expressed in U.S. dollars, unaudited)

	Three months ended January 31
	2009	2008
Income:
Interest	$180,345	312,955
Change in unrealized appreciation of holdings	339,851,404	205,097,189
	340,031,749	205,410,144
Expenses:
Administration fees	797,327	760,954
Safekeeping, insurance and bank charges	352,099	355,514
Shareholder information	46,862	48,258
Directors’ fees and expenses	36,623	33,097
Stock exchange fees	32,591	28,484
Registrar and transfer agent fees	15,560	13,780
Accounting fees	13,580	18,166
Legal fees	5,722	42,793
Miscellaneous	315	296
Foreign currency exchange loss	491	-
Total expenses	1,301,170	1,301,342
Net income inclusive of change in unrealized appreciation of holdings	$338,730,579	204,108,802
Net income per share:
Class A shares	$2.23	1.63
Common shares	$2.23	1.63

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended January 31, 2009 was $338.7 million compared to $204.1 million for the comparative period in 2008.  Virtually all of the income was due to unrealized appreciation of holdings.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Administration fees, which are calculated monthly based on net assets at each month end, increased during the three month period to $797,327 from $760,954 as a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets for the three-month period ended January 31, 2009 were 0.09%, compared to 0.10% for the same three-month period in 2008.  For the twelve months ended January 31, 2009, the expense ratio was 0.37% compared to 0.42% for the prior twelve-month period.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices.  At January 31, 2009, the Class A shares of Central Fund were backed 97.2% by gold and silver bullion and may be purchased or sold with ease on either the NYSE Alternext U.S. (formerly the American Stock Exchange Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:
J.C. Stefan Spicer, President & CEO
Email: info@centralfund.com
Website: www.centralfund.com
Telephone: 905-648-7878